SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




                                    FORM 11-K
                                  ANNUAL REPORT

        Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                   For the fiscal year ended December 31, 2001




                         AMCORE Financial Security Plan
                            (Full title of the plan)


                             AMCORE FINANCIAL, INC.
          (Name of issuer of the securities held pursuant to the plan)


                        501 Seventh Street, P.O. Box 1537
                          Rockford, Illinois 61110-0037
                     (address of principal executive office)

                         AMCORE FINANCIAL SECURITY PLAN

                        Financial Statements and Schedule

                           December 31, 2001 and 2000

                   (With Independent Auditors' Report Thereon)

                         AMCORE FINANCIAL SECURITY PLAN



                                Table of Contents




                                                                            Page

Independent Auditors' Report                                                  1

Financial Statements:
     Statements of Net Assets Available for Benefits                          2
     Statements of Changes in Net Assets Available for Benefits               3

Notes to Financial Statements                                                 4

Supplemental Schedule

1    Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes   10

                          Independent Auditors' Report



To the Trustees and Participants
AMCORE Financial Security Plan:


We have audited the accompanying statements of net assets available for benefits of the AMCORE Financial Security Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's trustees. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but it is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's trustees. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.





/s/ KPMG LLP


Chicago, Illinois
May 31, 2002

                         AMCORE FINANCIAL SECURITY PLAN
           Statements of Changes in Net Assets Available for Benefits
                     Years ended December 31, 2001 and 2000


                                                       2001           2000
                                                   ------------   ------------
Additions:
    Additions to (reductions of) net assets
       attributed to - investment income:
          Net depreciation in fair value of
             investments (note 3)                  $ (7,300,332)   (12,346,893)
          Interest                                       16,122        275,356
          Dividends                                   1,277,866      6,982,646
                                                   ------------   ------------
                                                     (6,006,344)    (5,088,891)
                                                   ------------   ------------
    Contributions:
       Employer                                       2,939,657      2,628,718
       Participant:
          Payroll withholding                         2,746,767      3,003,005
          Rollovers                                     102,273        136,778
                                                   ------------   ------------
                                                      5,788,697      5,768,501
                                                   ------------   ------------
                Total (decreases) additions            (217,647)       679,610
                                                   ------------   ------------
Deductions:
    Deductions from net assets attributed to:
       Benefits paid to participants                  6,389,842     15,172,417
       Administrative expenses                            1,887         59,682
                                                   ------------   ------------
                Total deductions                      6,391,729     15,232,099
                                                   ------------   ------------
                Net decrease in net assets           (6,609,376)   (14,552,489)
Net assets available for benefits:
    Beginning of year                                92,275,808    106,828,297
                                                   ------------   ------------
    End of year                                    $ 85,666,432     92,275,808
                                                   ============   ============
See accompanying notes to financial statements

                         AMCORE FINANCIAL SECURITY PLAN
                 Statements of Net Assets Available for Benefits
                           December 31, 2001 and 2000

                                                        2001           2000
                                                     -----------    -----------
Assets:
    Investments, at fair value                       $85,666,432     92,275,808
                                                     -----------    -----------
                Net assets available for benefits    $85,666,432     92,275,808
                                                     ===========    ===========


See accompanying notes to financial statements.

                         AMCORE FINANCIAL SECURITY PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


(1)    Significant Accounting Policies

              Financial Statement Presentation

              Since the AMCORE Financial Security Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA), the Plan prepared its financial statements and schedule in accordance with the financial reporting requirements of ERISA rather than in accordance with Regulation S-X.

              Valuation of Investments

              If available, quoted market prices are used to value investments. The mutual funds are valued at quoted net asset values. Participants' notes are valued at face value which approximates market. Investment in AMCORE Stable Asset Fund is valued at net asset value which is determined based on the fair value of the underlying investments. AMCORE Common Stock is valued at the last reported sales price on the day of valuation.

              Security transactions are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is accounted for on the accrual basis.

              Payment of Benefits

              Benefits are recorded when paid.

              Accounting Estimates

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan trustees to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

              New Accounting Pronouncement

              The Plan adopted Statement of Financial Accounting Standards
              (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, on January 1, 2001. This Statement outlines accounting and reporting standards for derivative instruments and hedging activities. The effect of adoption of SFAS No. 133 on the Plan's 2001 financial statements is immaterial.

(2)    Plan Description

       The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

              General

              The Plan is a defined contribution plan covering substantially all employees of AMCORE Financial, Inc. (AFI) and participating subsidiaries, who have completed ninety days of service and have reached the age of 18. It is subject to the provisions of ERISA.

                                       4
                                                                     (Continued)

                         AMCORE FINANCIAL SECURITY PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000

              Contributions

              Participants may contribute up to 10%, not to exceed $10,500 of their annual wages on a pretax basis in 2001 and $10,000 in 2000. The first 3% of the employee's contribution is matched by the employer, dollar for dollar, and the next 2% is matched at 50%. Employer contributions are used to purchase AFI common stock.

              The employer contributes 3% of the participants' annual wages each year to a basic retirement account; these funds are set aside for retirement and, therefore, are not available for participant loans. These funds are invested in the same manner as the participant's contributions.

              Participant Accounts

              Each participant's account is credited with the participant's contributions and an allocation of the employer's contribution and plan earnings. Allocations are based on participant earnings, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. The Plan provides for a maximum contribution to a participant's account in any plan year of the lesser of $35,000 or 25% of the participant's compensation.

              Payment of Benefits

              On termination of service, a participant may select one of several payment options. Withdrawals by a participant are fully taxable, except for the return of after tax contributions, if any.

              Vesting

              Participants are immediately vested in both their contributions and that of the employer.

              Investment Funds

              The assets of the Plan are segregated and maintained in fourteen separate fund accounts consisting of the Vintage U.S. Government Obligation Fund, Vintage Limited Term Bond Fund, Vintage Equity Fund, Vintage Balanced Fund, AMCORE Stable Asset Fund, AMCORE Common Stock Fund, Loan Fund, Vintage Aggressive Growth Stock Fund, Vintage Technology Fund, Vintage Bond Fund, Gabelli Westwood Equity, Aetna Small Company, Putnam International Growth and the Contribution Fund. Participants have the option to invest their account balance and contributions to their respective account in these funds except the Loan Fund, Employer Matching Contribution Stock Fund, and Contribution Fund in increments of 5% of their participating balance. Participants are limited to a maximum contribution of 10% to the AMCORE Common Stock Fund. Participants also have the option to change the allocation of their individual participant's balance daily.

              The Plan provides that fund assets be invested as follows:

                    Vintage U.S. Government Obligation Fund investments consist of U.S. government obligations, a money market mutual fund that invests in U.S. government obligations, bonds, debentures, commercial paper, bankers' acceptances, bank certificates of deposit, and savings instruments.

                                       5
                                                                     (Continued)

                         AMCORE FINANCIAL SECURITY PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


                    Vintage Limited Term Bond Fund investments consist of a mutual fund that invests in U.S. government obligations, bonds, debentures, commercial paper, bankers' acceptances, mortgages, and savings instruments which mature beyond one year.

                    Vintage Equity Fund investments consist of a mutual fund that invests primarily in large capitalization equity securities.

                    Vintage Balanced Fund is a mutual fund that invests in a blend of large capitalization equity and debt securities.

                    AMCORE Stable Asset Fund is a common trust fund comprised primarily of investments in high quality fixed and variable rate insurance company contracts, as well as short-term investments. The Plan provides that a minimum of 50% of assets of this fund can be liquidated in 30 days and the remainder within 12 months.

                    AMCORE Common Stock Fund consists solely of AFI common stock, which is traded in the over-the-counter market under the symbol "AMFI." The employees have voting rights in all shares. Temporarily, assets are held in a money market fund until the AFI stock is purchased.

                    Vintage Aggressive Growth Stock Fund consists of a mutual fund that invests in relatively volatile small and mid-capitalization equity securities that are poised for above-average growth over the long term.

                    Contribution Fund serves as a temporary account to accumulate contributions to be allocated to the other funds. This fund invests in money market instruments.

                    Vintage Technology Fund consists of primarily domestic securities, but also foreign companies in various industries that are believed to benefit significantly from technological advances or improvements without regard to market capitalization.

                    Vintage Bond Fund primarily invests in bonds, notes, and debentures of a wide range of domestic fixed-income security issuers.

                    Gabelli Westwood Equity is a mutual fund that normally invests at least 65% of assets in common stocks and convertible securities of seasoned companies with historical earnings growth higher than published indexes, and in smaller companies believed to have outstanding potential for capital appreciation. The fund may also invest up to 35% of assets in foreign and domestic debt securities.

                    Aetna Small Company normally invests at least 65% of assets in common stocks of companies with market capitalizations of $1 billion or less. It may also invest in convertible securities and enter in various derivative transactions. It may invest up to 25% of assets in foreign securities.

                    Putnam International Growth normally invests at least 65% of assets in equity securities of companies located outside of the United States. It may invest in companies of any size that it judges to be in a strong growth trend or it believes to be undervalued. The fund may invest in both developed and emerging markets. It may engage in hedging strategies.

                                       6
                                                                     (Continued)

                         AMCORE FINANCIAL SECURITY PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


                    Participant loans are made to participants for hardship reasons only such as: to prevent foreclosure, to pay college tuition, to pay medical expenses not covered by insurance, and for other unforeseeable hardships as approved by the Committee.

(3)    Investments

       The following presents investments that represent 5% or more of the Plan's net assets:

                                                                                     December 31
                                                                              ----------------------------
                                                                                  2001           2000
                                                                              -------------  -------------
      Vintage Equity Fund, 1,888,599 and 1,951,203 shares,
          respectively                                                        $  30,670,840     38,126,818
      Employer Matching Contribution Stock Fund, AMCORE
          Financial, Inc. common stock, 941,901 and 911,371 shares,
          respectively*                                                          21,051,484     18,854,443
      Vintage Aggressive Growth Stock Fund, 602,081 and 614,729 shares,
          respectively                                                            6,677,083      8,446,386
      Vintage Balanced Fund, 417,270 and 456,573 shares,
          respectively                                                            5,361,917      6,410,285
      AMCORE Stable Asset Fund, 338,017 and 330,777 shares,
          respectively                                                            7,578,341      7,005,862
      Vintage Limited Term Bond Fund, 654,800 and 617,674 shares,
          respectively                                                            6,561,094      6,028,501
      Vintage U.S. Government Obligation Fund, 5,454,747 and
          5,832,903 shares, respectively                                          5,454,747      5,832,903
                                                                              =============  =============

       *Nonparticipant directed

      During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by ($7,300,332) and ($12,346,893), respectively, as follows:

                                                      2001            2000
                                                  -------------   -------------
      AMCORE Financial, Inc. common stock         $  1,509,328         295,003
      Shares of mutual funds                        (9,187,249)    (10,509,155)
      AMCORE Stable Asset Fund                         377,589      (2,132,741)
                                                  -------------   -------------

                                                  $ (7,300,332)    (12,346,893)
                                                  =============   =============

                                       7
                                                                     (Continued)

                         AMCORE FINANCIAL SECURITY PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


(4)    Nonparticipant-directed Investments

       Information about the net assets and the significant components of the change in net assets relating to the nonparticipant-directed investments is as follows:

                                                                        December 31
                                                                ---------------------------
                                                                    2001           2000
                                                                ------------   ------------
      Net assets - Employer Matching Contribution Stock Fund,
          AMCORE Financial, Inc. common stock                   $ 21,051,484     18,854,443
                                                                ============   ============

                                                                        December 31
                                                                ---------------------------
                                                                    2001           2000
                                                                ------------   ------------
      Changes in net assets:
          Contributions                                         $  1,870,612      2,628,718
          Net appreciation                                         1,501,111      1,316,560
      Benefits paid to participants                               (1,174,682)    (2,028,440)
      Administrative expense                                              --            (65)
                                                                ------------   ------------
                                                                $  2,197,041      1,916,773
                                                                ============   ============

(5)    Transactions with Related Party

       Except for the common stock of the employer, Gabelli Westwood Equity, Aetna Small Company, and Putnam International Growth, all plan investments are shares of mutual funds, a common trust fund, and money market deposits which are managed by AMCORE Investment Group N.A., which is the trustee as defined by the Plan, and, therefore, these transactions qualify as party-in-interest. Effective June 1, 2000, AMCORE Investment Group became the Trustee of the Plan. Until June 1, 2000, BISYS served as the Plan Trustee.

       Certain costs of administering the Plan are paid by AMCORE Financial, Inc. (Plan Sponsor), the sponsor. Administrative expenses totaled $1,887 and $59,682 for the years ended December 31, 2001 and 2000. The administration of the funds is now performed by the Plan Sponsor. Accordingly, the majority of the fees to the Plan have been waived.

(6)    Plan Termination

       Although it has not expressed any intent to do so, the employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the net income or loss to the date of termination, less any distribution expenses and liquidation costs, shall be distributed proportionately to the participants' accounts and participants will be entitled to receive the value of their accounts.

                                       8
                                                                     (Continued)

                         AMCORE FINANCIAL SECURITY PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


(7)    Participant Loans

       Participants are eligible to obtain loans from the Plan in the event of financial hardship as defined by the Plan. The loans are limited to the lesser of $50,000 or 50% of the accrued benefit of the participant under the Plan, excluding the participant's accrued benefit attributable to the basic retirement account. Participants' loans are charged interest at a rate which is based on prime at the date of the loan and is fixed for the life of the loan. Loan terms range from 1-5 years or a greater period for loans made for the acquisition of a primary residence. Loan repayments are made through automatic payroll deductions from each regular check received by the participant. The loans are collateralized by the participants' vested interest in the Plan.

(8)    Income Tax Status

       The Internal Revenue Service has determined and informed the employer by letter dated April 28, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code
       (IRC). The Internal Revenue Service has also determined and informed the Company by a letter dated April 28, 1995, that the Plan is qualified and trust established under the Plan is tax-exempt, under applicable sections of the Internal Revenue Code. The plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

(9)    Additional Investments

       During 2001, AMCORE made three additional Mutual Funds available to plan participants: Gabelli Westwood Equity, Aetna Small Company, and Putnam International Growth.

(10)   Subsequent Events

       In January 2002, AMCORE made the PIMCO Innovation Fund, a mutual fund not affiliated with AFI, available to plan participants. This fund replaced the AMCORE Vintage Technology Fund.

                                                                      Schedule 1

                         AMCORE FINANCIAL SECURITY PLAN
      Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes
                                December 31, 2001

                                                      Number of
                                                      shares or
                                                      principal                          Current
                      Description                      amount            Cost             value
------------------------------------------------     ------------   -------------       ----------
Common stock:
    AMCORE Financial, Inc. *                             941,901    $  18,314,440       21,051,484
Common trust fund:
    AMCORE Stable Asset Fund *                           338,017        6,956,692        7,578,341
Money market deposits                                     67,146           67,146           67,146
Mutual funds:
    Vintage Limited Term Bond Fund *                     654,800        6,313,369        6,561,094
    Vintage Balanced Fund *                              417,270        6,410,047        5,361,917
    Vintage Equity Fund *                              1,888,599       41,969,243       30,670,840
    Vintage Aggressive Growth Stock Fund *               602,081        9,629,450        6,677,083
    Vintage Technology Fund*                             237,319        1,646,671          685,852
    Vintage Bond Fund*                                    69,577          697,797          696,465
    Vintage U.S. Government Obligations Fund *         5,454,747        5,454,747        5,454,747
    Gabelli Westwood Equity                               25,577          233,135          232,751
    Aetna Small Company                                   19,082          258,226          271,729
    Putnam International Growth                            7,004          144,020          137,066
                                                                    --------------    -------------
                Mutual funds                                           72,756,705       56,749,544
Participants' loans                                      219,917          219,917          219,917
                                                                    --------------    -------------
                Total investments                                   $  98,314,900       85,666,432
                                                                    ==============    =============

* Asterisk denotes an investment in an entity which is a "party-in-interest" as defined by ERISA.

See accompanying independent auditors' report.

                        Consent of Independent Auditors'
                        --------------------------------



The Board of Directors
AMCORE Financial, Inc.


We consent to incorporation by reference in the Registration Statement (No. 33-10446) on Form S-8 of AMCORE Financial, Inc. of our report dated May 31, 2002, relating to the statements of net assets available for benefits of the AMCORE Financial Security Plan as of December 31, 2001 and 2000, the related statements of changes in net assets available for benefits for the years then ended and the schedule of assets held for investment purposes as of December 31, 2001 which report appears in the December 31, 2001 annual report on Form 11-K of AMCORE Financial, Inc.





/s/ KPMG LLP

Chicago, Illinois
June 24, 2002

                                    SIGNATURE


Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustee (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.





                            AMCORE FINANCIAL SECURITY PLAN




                            /s/ John R. Hecht
                            ---------------------------------------
                            John R. Hecht
                            Executive Vice President and Chief Financial Officer for AMCORE Financial, Inc. Plan Administrator






Date:  June 26, 2002